ROUGE RESOURCES LTD.
203 - 409 Granville Street
Vancouver, BC V6C 1T2
Telephone: (604) 831-2739        Fax: (604) 831-2735

October 25, 2010	OTC BB: ROUGF

CHANGES IN BOARD OF DIRECTORS

Rouge Resources Ltd. (the "Company") announces that, for personal reasons, Ryan Krell, Ivan Martinez and Shannon Krell have each resigned as directors of the Company. To fill, in part, the vacancies created by the foregoing resignations, the Company is pleased to announce that Mark Holden, who is an advisor and director to numerous private and public companies, and Brian Lueck, P. Geo., also with a number of years experience as an officer and director of public companies, have consented to act and have been appointed as directors of the Company.

The Company thanks Ryan, Ivan and Shannon for their contribution to the Company and wishes them well in their future endeavours.

ROUGE RESOURCES LTD.

per: /s/LINDA SMITH
       LINDA SMITH, President